UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 16, 2016, Husky Energy announced that it does not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 1 (Series 1 Shares) on March 31, 2016. Subject to certain conditions, the holders of Series 1 Shares have the right to retain or convert any or all of their Series 1 Shares into Cumulative Redeemable Preferred Shares, Series 2, of Husky Energy, as further described in the press release, attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: February 16, 2016		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Provides Series 1 Preferred Shares Conversion Privilege Notice

Calgary, Alberta (Feb. 16, 2016) – Husky Energy is providing notice that the Company does not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 1 (Series 1 Shares) on March 31, 2016. As a result, subject to certain conditions, the holders of Series 1 Shares have the right to choose one of the following options with regard to their shares:

1.	Retain any or all of their Series 1 Shares and continue to receive an annual fixed rate dividend paid quarterly; or

2.	Convert, on a one-for-one basis, any or all of their Series 1 Shares into Cumulative Redeemable Preferred Shares, Series 2 (Series 2 Shares) of Husky Energy and receive a floating rate quarterly dividend.

The dividend rate applicable to the Series 1 Shares for the five year period commencing March 31, 2016, to, but excluding, March 31, 2021 will equal the sum of the Government of Canada five year bond yield on March 1, 2016 plus 1.73 percent. The dividend rate applicable to the Series 2 Shares for the three month period commencing March 31, 2016 to, but excluding, June 30, 2016 will equal the sum of the Government of Canada 90 day treasury bill rate on March 1, 2016 plus 1.73 percent. Both rates will be calculated according to the terms of the prospectus supplement dated March 11, 2011, and announced by way of a news release on March 1, 2016.

Beneficial owners of Series 1 Shares who wish to exercise the right of conversion should communicate as soon as possible with their broker or other nominee in order to meet the deadline to exercise such right, which is 5 p.m. ET on March 16, 2016. It is recommended this communication be done well in advance of the deadline in order to provide the broker or other intermediary with time to complete the necessary steps. Holders of Series 1 Shares who do not exercise the right of conversion by this deadline will continue to hold Series 1 Shares with the new annual fixed rate dividend.

Conversion to Series 2 Shares is subject to the conditions that: (i) if Husky Energy determines that there would be less than one million Series 1 Shares outstanding after March 31, 2016, then all remaining Series 1 Shares will automatically be converted to Series 2 Shares on a one-for-one basis on March 31, 2016, and (ii) if Husky Energy determines that there would be less than one million Series 2 Shares outstanding after March 31, 2016, no Series 1 Shares will be converted into Series 2 Shares. In either case, Husky Energy will issue a news release to that effect no later than March 31, 2016.

Holders of the Series 1 Shares and the Series 2 Shares will have the opportunity to convert their shares again on March 31, 2021, and every five years thereafter as long as the shares remain outstanding.

For more information on the terms of, and risks associated with, an investment in the Series 1 Shares and the Series 2 Shares, please see the Company’s prospectus supplement dated March 11, 2011 on www.sedar.com.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C, HSE.PR.E and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602